

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 11, 2007

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Peter J. McNierney
President and Chief Executive Officer
First Albany Companies Inc.
677 Broadway
Albany, New York 12207-2990

Re: First Albany Companies
Revised Preliminary Proxy Statement on Schedule 14A
Filed on November 27, 2007
File No. 000-14140

Dear Mr. McNierney:

We have completed our review of your Schedule 14A and related filings as of December 6 and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director